Mail Stop 3561
                                                                 March 20, 2019



    Teresa L. Dick
    Executive Vice President and
    Chief Financial Officer
    Rattler Midstream LP
    515 Central Park Drive, Suite 500
    Oklahoma City, Oklahoma 73105

            Re:    Rattler Midstream LP
                   Amendment No. 4 to Registration Statement on Form S-1 Filed March 13, 2019
                   File No. 333-226645

    Dear Ms. Dick:

          We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2019 letter.

    Estimated EBTIDA and Distributable Cash Flow for the Twelve Months Ending March 31,
    2020, page 70

        1. We reviewed your revisions made in response to comment 8. Reference is made to footnotes (2) and (4) on page 73. Please disclose the interest rate used to calculate interest expense. The rate should be based on either the current interest rate or the rate for which you have a commitment.

    Significant Forecast Assumptions, page 73

        2. We reviewed your response to comment 9. Please revise to disclose why operating expenses, costs of goods sold, general and administrative expenses, depreciation,
 Teresa L. Dick
Rattler Midstream LP
March 20, 2019
Page 2

       amortization, and accretion and income tax expense is expected to increase in the twelve months ending March 31, 2020 as compared to the pro forma year ended December 31,
       2018.

Financial Statements

Rattler Midstream LP Unaudited Pro Forma Combined Financial Statements, page
F-2

    3. We reviewed your response and revisions made in response to comment 12. Please also include your calculation of pro forma weighted average number of common units outstanding as a footnote in the notes to pro forma combined financial statements.

    4. We reviewed your response to comment 14. We note you concluded this transaction is an asset drop down and not the contribution of a business. Please tell us why you plan to present the asset drop down transaction effective January 1, 2019 as if it had occurred
       January 1, 2018 for purposes of preparing unaudited pro forma combined statements of operations referencing authoritative literature that supports your presentation. In this regard, it appears the midstream assets and office building were in operation prior to the transfer to you February 18, 2019 and as such, the expenses associated with the operation of those assets should be reflected in the pro forma combined statement of operations despite the fact that the related commercial agreements were not effective until January 1,
       2019. In addition, please tell us how you have accounted for previous drop downs of businesses and/or assets and your consideration of disclosing your accounting policies for these transactions.

    5. Please disclose the nature of the midstream assets dropped down and the amount of additional depreciation expense, if any, associated with those assets.

       You may Adam Phippen, Staff Accountant, at (202) 551-3336, or Donna Di Silvio, Staff
Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-
2545 or me at (202) 551-3720 with any other questions

                                                            Sincerely,

                                                            /s/ Mara L. Ransom

                                                            Mara L. Ransom
                                                            Assistant Director
                                                            Office of Consumer
Products